SUPPLEMENT

DATED APRIL 21, 2018

TO

OFFERING CIRCULAR DATED JANUARY 31, 2018

RELATING TO

WOODLAND ROCKWELL NO. 1 GP

$390,000

390 UNITS OF MEMBERSHIP INTEREST

Price $1,000 PER UNIT

MINIMUM TWO (2) UNITS

This Supplement (the "Supplement") amends and supplements information contained in the Offering Circular (the "Offering Circular") of Woodland Rockwell No. 1 GP (the "Partnership") dated January 31, 2018 relating to the above-referenced offering for the participation in units ("Units") of interest ("Interest" or "Partnership Interest") in Woodland Rockwell No. 1, a general partnership, which has been formed to engage primarily in the business of re-stimulating a producing oil & gas well located in Weld County, Colorado (the "Project" or "Well").

The Offering Circular is hereby supplemented by the following information:

AMENDMENT

The Company Manager is extending the Application Period for accepting subscriptions from April 27, 2018 to 7 o'clock p.m. Central Time May 15, 2018.

THIS SUPPLEMENT SHOULD BE PERMANENTLY AFFIXED TO AND MADE PART OF THE OFERING CIRCULAR DATED JANUARY 31, 2018.

INHERENT IN AN INVESTMENT IN THE PARTNERSHIP ARE SUBSTANTIAL RISKS, AMONG OTHERS, RELATED TO: SPECULATIVE NATURE OF OIL AND GAS PROJECTS; SPECULATIVE REVENUES FROM PRODUCTION, IF ANY; INABILITY TO SELL OR TRANSFER UNITS; UNINSURED RISKS; POSSIBLE LOSS OF ENTIRE INVESTMENT; AND POLLUTION HAZARD. SEE "RISK FACTORS." IN THE OFFERING CIRCULAR. FURTHERMORE, THIS IS A LONG-TERM INVESTMENT AND NOT AN INVESTMENT FOR RESALE.